United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

August 2016

Vale S.A.

Avenida das Américas, No. 700 – Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	5

LISTED COMPANY

CORPORATE TAX CODE (CNPJ) No. 33.592.510/0001-54

BOARD OF TRADE REGISTRATION (NIRE) No. 33.300.019.766

EXCERPT OF THE MINUTES OF THE

EXTRAORDINARY BOARD OF DIRECTORS MEETING OF VALE S.A.

On August 04, 2016, at 10am, met, extraordinarily, at Rua Almirante Guilhem, 378, 7º floor, Rio de Janeiro, RJ,  Messrs. Gueitiro Matsuo Genso - Chairman, Sérgio Alexandre Figueiredo Clemente — Vice-Chairman, Dan Conrado, Marcel Juviniano Barros, Eduardo Refinetti Guardia, Fernando Jorge Buso Gomes, Alberto Ribeiro Guth, and the alternates Mrs. Eduardo de Oliveira Rodrigues Filho, Victor Guilherme Tito e Yoshitomo Nishimitsu and also Mr. Clovis Torres as secretary, having unanimously resolved upon the following: “RESIGNATION OF VALE’S EXECUTIVE OFFICER — The Board of Directors hereby acknowledges the resignation letter delivered by Ms. Vania Lucia Chaves Somavilla to her position as Vale’s Executive Officer. The Board of Directors, the Chairman, the Board of Executive Officers and the Vale’s employees expressed gratitude to Vania Somavilla for the excellent services rendered to the company over 15 years and recognized her invaluable contribution to the development of their business.”; “RETIREMENT OF VALE’S EXECUTIVE OFFICER — The Board of Directors hereby acknowledges that Mr. Galib Abrahão Chaim, who has reached the age limit to exercise the functions of Executive Officer, under his Agreement to Perform Statutory Duties, is leaving the Company. The Board of Directors, the Chairman, the Board of Executive Officers and the Vale’s employees expressed its gratitude to Galib Abrahão Chaim for the excellent services rendered to the company over 37 years and recognized his invaluable contribution to the development of their business.”; “CHANGE OF ATTRIBUTIONS OF EXECUTIVE DIRECTOR — The Board of Directors approved, according to indication of the Chief Executive Officer, as per article 26, paragraph 1, of the By-Laws, Luciano Siani Pires, Executive Officer of Finance and Investors Relations, shall cumulate the functions of Implementation of Capital Projects”; “ELECTION AND ATTRIBUTIONS OF EXECUTIVE OFFICER — The Board of Directors approved, according to indication of the Chief Executive Officer, as per article 26, paragraph 1, of the By-Laws, the election of Mr. CLOVIS TORRES JUNIOR, Brazilian, married, lawyer, bearer of the Identity card #127987 issued by OAB/RJ, enrolled at CPF/MF under number 423.522.235-04, with commercial address at Rua Almirante Guilhem, 378, at the City of Rio de Janeiro, RJ, as Executive Officer responsible for Human Resources, Health & Safety, Sustainability, Energy, Mergers and Acquisitions, Governance, Corporate Integrity, Legal and Tax, to perform his duties until May 26, 2017. The Executive Officer elected herein has declared to be free and clear to serve in such position according to article 147 of the Brazilian Corporate Law (Law #6.404/76).” I hereby attest that the data and deliberations above were excerpted from the Minutes taken from the Registry of the Minutes of the Board of Directors Meetings of the Company.

Rio de Janeiro, August 04th, 2016.

Clovis Torres

Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: August 04, 2016		Director of Investor Relations